                                                 Commission File Number: 0-10849
                                     Subject Company: Southside Bancshares Corp.

                                 Filed by Southside Bancshares Corp. pursuant to
                                      Rule 425 under the Securities Act of 1933,
                            as amended, and deemed filed pursuant to Rule 14a-12
                                         of the Securities Exchange Act of 1934.


     Following is the text of a press release issued by Southside Bancshares Corp. on Tuesday, May 1, 2001:

Joseph W. Pope
Chief Financial Officer
(314) 416-4111

                      SOUTHSIDE BANCSHARES CORP. ANNOUNCES
                           TERMINATION OF TENDER OFFER

                        St. Louis, Missouri - May 1, 2001

Thomas M. Teschner, President and Chief Executive Officer of Southside Bancshares Corp. today announced that, in connection with the agreement and plan of merger entered into between Southside and Allegiant Bancorp, Inc. announced on May 1, 2001, not all of the conditions to Southside's tender offer to purchase 1,100,000 shares of its common stock have been satisfied and that Southside has determined to terminate the tender offer. Southside has instructed its exchange agent for the tender offer to promptly return all shares of Southside common stock tendered pursuant to the offer and not withdrawn. The tender offer commenced on January 9, 2001 and was scheduled to expire at 5:00 p.m. on May 1, 2001.

For further information, see the complete offer to purchase that was filed with the Securities and Exchange Commission on January 8, 2001, and the amendments thereto, or contact Joseph W. Pope, Senior Vice President and Chief Financial Officer at (314) 416-4111.